

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

Via E-mail
Ms. Kimberly A. Weimer
Vice President and Chief Financial Officer
Enduro Resource Partners LLC
777 Main Street, Suite 800
Fort Worth, Texas 76102

> **Re: Enduro Resource Partners LLC**
> **Enduro Royalty Trust**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **Supplemental Response Dated October 21, 2011**
> **File No. 333-174225**

Dear Ms. Weimer:

We have reviewed the above-referenced materials and your response letter, dated October 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary, page 1

Summary Projected Cash Distributions, page 11

1. We note your disclosure at page 12 that the projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $87.75 per Bbl of oil and $4.19 per MMBtu of natural gas during the twelve months ending May 31, 2012. Please revise your filing to describe in necessary detail your basis for using such prices.

2. We note your disclosure at page 12 regarding oil and gas prices for the twelve months ended August 31, 2011. Please revise your filing to update this disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Sean T. Wheeler
        Latham & Watkins LLP